April 12, 2012

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          ING Investors Trust

(File Nos. 33-23512; 811-5629)

Dear Mr. Foor:

This letter responds to comments provided to Jay Stamper on April 11, 2012, for Post-Effective Amendment No. 108 filed on or about February 10, 2012, to the Registration Statement on Form N-1A for ING Investors Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

General Comments

1.     Comment:      The Staff requested that the Registrant confirm that the derivatives disclosure for each Portfolio describes the specific derivative instruments, and their related risks, that the Portfolio will use to achieve its investment objective.  The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:     The Registrant confirms that the principal investment strategies for those Portfolios that invest in derivatives reflect the purpose(s) of their use in the Portfolios’ principal investment strategies, and the Registrant confirms that the appropriate applicable related risks have also been included. The Registrant believes that the disclosures are in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

2.     Comment:      The Staff also advised the Registrant that within 15 days of effectiveness of the annual update to the registration statement, it must file an exhibit to the registration statement that provides an electronically tagged risk/return summary for the prospectuses.

Response:     The Registrant will make the required XBRL filing within 15 business days of the effective date of Post-Effective Amendment No. 57.

3.     Comment:      The Staff requested that the Registrant disclose negative performance utilizing a negative sign rather enclosing the value in parentheses.  See Rule 421(d) under the 1933 Act.

Response:     The Registrant is taking this request under consideration but was not able to coordinate the different technologies in use for our content management system, accounting system and XBRL.

4.     Comment:      The Staff requested that the Registrant clearly label the horizontal (“0”) axis on the performance chart.

Response:     The Registrant appreciates the comment but believes that the disclosure is clear that the information above the line is positive and the information below the line is negative. We will take the comment under consideration for future filings.

5.     Comment:      The Staff requested that the Inception Date column be removed from the performance table and that the information be included as a parenthetical to the name of each class.

Response:     The Registrant appreciates the comment, but believes that adding the disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

6.     Comment:      The Staff requested that the Registrant confirm that corresponding risk disclosure is provided in Item 4 for each item discussed in the principal investment strategies.  Likewise, please include principal investment strategy disclosure for each principal risk identified in Item 4.

Response:     The Registrant confirms that the Registrant has included appropriate corresponding principal risk disclosure in Item 4 for items discussed in a Portfolio’s principal investment strategies and similarly confirms that appropriate principal investment strategy disclosure has been included for each principal risk identified in Item 4.

7.     Comment:      The Staff requested that the Registrant disclose in Item 9 the Portfolios to which the identified risks apply (i.e. provide a chart or list Portfolio names in a parenthetical next to each risk).

Response:     The Registrant appreciates the Staff’s comment but believes that if the risks are reviewed with the disclosure in the principal investment strategies, it is clear which risks apply to each Portfolio.  In addition, the third paragraph of the section entitled “Additional Information about the Portfolios’ Risks” in Item 9 clearly states that the risks in Item 9 expand on the risks included in Item 4.

Fund Specific Comments

ING Oppenheimer Active Allocation Portfolio

8.     Comment:      The Staff requested that the Registrant include full disclosure as to the equity and fixed-income securities in which the Portfolio, through the underlying funds, may invest and provide corresponding risk disclosure.

Response:     The Registrant appreciates the Staff’s comment but believes that the disclosure with respect to the equity and fixed-income securities in which the Portfolio may invest, through the underlying funds, is adequate.

9.     Comment:      The Staff noted that the Portfolio’s investment strategies indicate that the sub-adviser may use derivatives.  The Staff requested that the Registrant describe the specific derivative instruments, and their related risks, that the Portfolio will use to achieve its investment objective.  See letter from Barry Miller to the ICI dated July 30, 2010.

Response:     The Registrant has revised the principal investment strategies to include the types of derivatives the Sub-Adviser may use.  The Registrant has already included “Derivative Instruments” risk in the principal risks section.

ING Retirement Portfolios

10.   Comment:      The Staff noted that the Portfolios’ principal investment strategies disclosure addresses investments that “may” be made in the future although “there can be no assurance that these allocations will occur.”  The Staff requested that the Registrant confirm whether these investments are part of the Portfolios’ principal strategy.

Response:     The Portfolios are not presently investing in underlying funds that would be included in the investments or asset classes referenced above (absolute return strategies and emerging markets equity), but are reserving the right to do so in the future.  If the Portfolios do invest in these asset classes, the Registrant will revise the prospectus to include the new underlying fund(s) and any new risks that may be necessary.

11.   Comment:      The Staff noted that the Portfolios may invest in exchange-traded funds as part of their principal investment strategy.  The Staff requested that the Registrant identify in principal risk disclosure any risks specific to these investments.

Response:     The Registrant appreciates the Staff’s comment but submits that the principal risks section includes the risks of any underlying exchange-traded fund in which the Portfolios may invest.

ING American Funds World Allocation Portfolio

12.   Comment:      The Staff requested that the Registrant include in the principal strategies disclosure the equity and fixed-income securities in which the Portfolio, through the underlying funds, may invest pursuant to its principal strategies (i.e. remove “but are not limited to” from the definitions of fixed-income or equity securities).

Response:     The Registrant appreciates the Staff’s comment but believes that the disclosure with regard to the equity and fixed-income securities in which the Portfolio invests, through the underlying funds, is adequate.

ING DFA Global Allocation Portfolio and ING DFA World Equity Portfolio

13.   Comment:      With respect to ING DFA Global Allocation Portfolio, the Staff requested that the Registrant include in the principal risks disclosure the risks corresponding to investments in the financial services sector (if this is not a principal strategy to the top-tier Portfolio remove this disclosure).  This disclosure would be similar to the principal risks disclosure associated with real estate industry investments in the ING DFA World Equity Portfolio.

Response:     The Registrant has revised the principal investment strategy disclosure referenced above to state “Certain of the Underlying Funds may concentrate in the real estate industry or banking industry.”  In addition, “Concentration” risk addressed to an underlying fund’s concentration in an industry was included in the principal risks disclosure. The Registrant believes that the “Concentration” risk in the summary section of the prospectus covers the risk of an underlying fund’s investments in a particular industry.  The specific risks of the banking industry and real estate industry are addressed in the risks entitled “Concentration in the Banking Industry” and “Concentration in the Real Estate Industry” in the statutory section of the prospectus.  While the Portfolio does not make direct investments in or concentrate in securities in the banking industry or real estate industry, the Registrant believes that the disclosure is appropriate in describing the types of underlying funds in which the Portfolio may invest.

14.   Comment:      The Staff requested the Registrant clarify the derivatives in which the underlying funds may invest as part of their principal investment strategies (i.e. remove the “such as” language indicating the investments described are merely examples of derivatives.)

Response:     The Registrant appreciates the Staff’s comment but respectfully submits the full disclosure with respect to the underlying funds’ use of derivatives adequately describes the types of derivatives to be used as well as the purposes for their use and the Registrant believes the disclosures are in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

ING American Funds Portfolios (Master/Feeder Portfolios)

15.   Comment:      The Staff requested that the Registrant revise footnote 2 to the Portfolios’ “Annual Portfolio Operating Expenses” tables to reflect that the adviser will not charge an advisory fee so long as the Portfolios are operated as feeder funds. The Staff also requested that the Registrant state that the waiver will operate indefinitely and cannot be terminated or reduced without Board approval.

Response:     The Registrant appreciates the Staff’s comment but respectfully submits that the footnote currently states “The adviser does not charge a management fee when all or substantially of the assets of the Portfolio are invested in the Master Fund” (i.e. operating as a feeder fund).  In addition, when a Portfolio operates as a feeder fund, and therefore does not charge a management fee, it is not a waiver arrangement but a term of the Portfolio’s management agreement and respectfully submits that including the language requested above to the footnote would be inaccurate.

16.   Comment:      The Staff requested that the Registrant indicate in the preamble to the “Expense Examples” how the master-feeder expenses are reflected in the example and if the advisory fee waiver is reflected.

Response:     The Registrant appreciates the Staff’s comment but respectfully submits that footnote 1 to the “Annual Portfolio Operating Expenses” table currently states “This table and the Expense Examples below reflect the aggregate expenses of both the Portfolio and the Master Fund.” Additionally, this footnote to the table was added at the request of the Staff in comments received by the Registrant to Post-Effective Amendment No. 100. Finally, as discussed in the response to the comment above, the fact that the Portfolio does not charge a management fee while operating as a feeder fund is not a waiver arrangement.

17.   Comment:      With respect to ING American Funds Asset Allocation Portfolio, the Staff requested that the Registrant clarify if the principal investment strategy includes investments in asset-backed or mortgage-backed debt instruments. If so, please include the corresponding risk disclosure.

Response:     The Registrant appreciates the Staff’s comment but respectfully submits that the Portfolio’s prospectus disclosure reflects the disclosure as contained in the Master Fund’s prospectus.  If the Master Fund’s prospectus is changed in the future, the Registrant will amend the Portfolio’s prospectus in due course.

ING Franklin Templeton Founding Strategy Portfolio

18.   Comment:      The Staff requested that the Registrant include the required disclosure as to the equity and fixed-income securities in which Portfolio, through the underlying funds, may invest and provide corresponding risk disclosure because the current disclosure lacks the necessary specificity by referencing the three underlying funds not offered in this summary prospectus.

Response:     The Registrant appreciates the Staff’s comment but believes that the disclosure with regard to the equity and fixed-income securities in which the Portfolio may invest, through the underlying funds, is adequate.

19.   Comment:      The Staff requested that the Registrant, in light of the disclosure in principal risks address the use of derivatives in the principal strategies and include strategy disclosure corresponding to the following principal risks: Convertibles, Credit Derivatives, High Yield Securities, Mortgage-Related Securities, Risk Arbitrage Securities and Distressed Companies, Liquidity, Short Sales, Zero-Coupon Bonds and Leverage.

Response:     The Registrant appreciates the Staff’s comment but respectfully submits that the risks listed above that appear in the principal risks section are the principal or main risks of investing in the underlying funds.  While no strategy disclosure for the Portfolio is included corresponding to these risks, the Registrant believes it important to highlight these main or principal risks of the underlying funds.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:           Huey P. Falgout, Jr., Esq.

Senior Vice President and Counsel

ING Funds

Jeffrey S. Puretz, Esq.

Dechert LLP

Attachment A

April 12, 2012

VIA EDGAR

Mr. Jeffrey Foor

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:          ING Investors Trust

(File Nos. 33-23512; 811-5629)

Dear Mr. Foor:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Senior Vice President and Counsel
ING Funds

Attachments

cc:           Jeffrey Puretz, Esq.

Dechert LP